July 27, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny

Re:	Crown Crafts, Inc. Definitive Additional Soliciting Materials Filed July 16, 2007 File No. 001-07604
Ladies and Gentlemen:
     Crown Crafts, Inc., a Delaware corporation (the “Company”), hereby transmits for filing the Company’s responses to comments of the Staff contained in the letter from Daniel F. Duchovny to the undersigned dated July 20, 2007. For the Staff’s convenience, the numbered paragraphs below correspond to the paragraph numbers in the Staff’s July 20, 2007 comment letter that request a response.
2.	The Company hereby confirms that it will provide additional background in its future disclosure when asserting that the Wynnefield Group is interested in pursuing a sale of the Company and will clarify that the Wynnefield Group has referred to a sale as one of multiple strategic alternatives for the Company.

The Company addressed this matter in its letter to stockholders dated July 24, 2007. In that letter, the Company described an incident in which one of the Wynnefield Group’s nominees, Mr. Nelson Obus, contacted the Company’s President and Chief Executive Officer, Mr. E. Randall Chestnut, and requested that Mr. Chestnut contact the Chief Executive Officer of another public company that Mr. Obus had previously spoken with about a possible transaction for the sale of the Company.
P.0. Box 1028   •   Gonzales, Louisiana 70707-1028   •   (225) 647-9100   •   Toll Free (800)433-9560   •   Fax (225)647-8331

Securities and Exchange Commission
July 27, 2007

3.	The Company hereby acknowledges that if the Company addresses Wynnefield’s allegiance to its investors in any future filings, the Company will make clear that, if elected, the Wynnefield Group’s nominees will have fiduciary duties, as directors, to all stockholders of the Company. These duties would be in addition to any duties that members of the Wynnefield Group might otherwise have to their investors or clients.

4.	The Company hereby confirms that it will clarify the basis for its claim if in future filings it asserts that the Wynnefield Group’s intention to seek reimbursement for its expenses related to the proxy context without seeking stockholder approval illustrates a self-serving agenda on the part of the Wynnefield Group.
     Any comments or questions regarding the Company’s soliciting materials or this letter should be directed to the undersigned at telephone (225) 647-9122 or facsimile (225) 647-9104.
     Thank you.

Sincerely,

Amy Vidrine Samson Chief Financial Officer